UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 3, 2014

TIM HORTONS INC.

(Exact name of registrant as specified in its charter)

Canada	001-32843	98-0641955
(State of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

874 Sinclair Road, Oakville ON, Canada	L6K 2Y1
(Address of principal executive offices)	(Zip Code)

(905) 845-6511

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

As previously announced, Tim Hortons Inc. (the “Company”) and Burger King Worldwide, Inc. (“Burger King Worldwide”) have agreed to a transaction under the terms of the Arrangement Agreement and Plan of Merger by and among the Company, Burger King Worldwide, 9060669 Canada Inc., a corporation continued under the laws of Canada (f/k/a 1011773 B.C. Unlimited Liability Company) (“Holdings”), New Red Canada Limited Partnership, a limited partnership organized under the laws of Ontario and wholly owned subsidiary of Holdings (f/k/a New Red Canada Partnership) (“Partnership”) and the other parties thereto.

On November 3, 2014, the Company obtained an interim order of the Ontario Superior Court of Justice (Commercial List) (the “interim order”), which provides for, among other things, the calling and the holding of a special meeting of the Company’s shareholders and other procedural matters related to the arrangement. The record date of the special meeting has been fixed at November 3, 2014, and the special meeting will be held on December 9, 2014.

Additionally, on November 5, 2014, Holdings and Partnership, received notice that the registration statement on Form S-4 filed by Holdings and Partnership with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the arrangement was declared effective by the SEC. Also on November 5, 2014, Holdings and Partnership filed a prospectus related to the issuance of Holdings common shares and Partnership exchangeable units in the transaction. The prospectus also constitutes a management proxy circular of the Company, which the Company will file with the Canadian securities regulators at the System for Electronic Document Analysis and Retrieval (“SEDAR”), and which is attached hereto as Exhibit 99.1. The form of proxy of the Company in connection with the special meeting of the Company’s shareholders is attached hereto as Exhibit 99.2. The management proxy circular, the form of proxy and other information related to the Company’s special meeting of shareholders will be mailed to the Company’s shareholders on or about November 5, 2014.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transactions, Holdings and Partnership filed with the SEC a Registration Statement on Form S-4, including a draft joint information statement/circular of Burger King and Tim Hortons that also constitutes a prospectus of Holdings and Partnership in connection with the proposed transactions. The Registration Statement was declared effective by the SEC on November 5, 2014. The joint information statement/circular will also be filed with the Canadian securities regulators and mailed to holders of Tim Hortons common shares. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT INFORMATION STATEMENT/CIRCULAR AND ALL OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TIM HORTONS, BURGER KING WORLDWIDE, HOLDINGS, PARTNERSHIP AND THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC’s website, www.sec.gov, and at SEDAR at www.sedar.com. In addition, a copy of the joint information statement/circular (when it becomes available) may be obtained free of charge from Tim Hortons’ internet website for investors www.timhortons-invest.com, or from Burger King Worldwide’s investor relations website at http://investor.bk.com. Investors and security holders may also read and copy any reports, statements and other information filed by Tim Hortons or Burger King Worldwide, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Certain Information Regarding Participants

Tim Hortons, Burger King Worldwide, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding Tim Hortons directors and executive officers is available in its management proxy circular filed by Tim Hortons on the SEDAR website maintained by the Canadian Securities Administrators at http://www.sedar.com on March 21, 2014 in connection with its 2014 annual meeting of shareholders, and information regarding Burger King Worldwide’s directors and executive officers is available in its proxy statement filed with the SEC by Burger King Worldwide on April 2, 2014 in connection with its 2014 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint information statement/circular and other relevant materials to be filed with the SEC and the Canadian securities regulators when they become available.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

99.1	Management Proxy Circular of Tim Hortons Inc., dated November 5, 2014

99.2	Form of Proxy of Tim Hortons Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIM HORTONS INC.

Date: November 5, 2014	By:	/s/ Jill E. Sutton
Jill E. Sutton Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

99.1	Management Proxy Circular of Tim Hortons Inc., dated November 5, 2014

99.2	Form of Proxy of Tim Hortons Inc.